UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 02, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Raises Guidance
for the Third Quarter of 2013

Crawley, West Sussex, United Kingdom, October 2, 2013 — In advance of the Extraordinary General Meeting (EGM) of shareholders scheduled to take place on October 4, 2013, Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) today revised its financial guidance for the third quarter ended September 30, 2013 based on an analysis of preliminary unaudited results.

The following highlights of expected results for the third quarter are preliminary and are subject to change pending the full release of the Company’s fiscal third quarter results.

•                  Revenue in the range of £177 to £180 million, above previous guidance of £160 to £175 million

•                  Adjusted net income expected to come in above the previous guidance of £17 to £25 million

Jim Gentilcore, CEO of Edwards, said, “We are very pleased with the strong growth achieved in the third quarter, which has exceeded the guidance we provided on our second quarter earnings call on July 30, 2013.  We have enjoyed continued momentum across the business, supported by stronger Semiconductor and Flat Panel revenues in particular.  We saw good levels of revenues and order intake being sustained throughout the third quarter, which included some pull-ins from later in the year.”

Given the announcement on August 19th, 2013 that Edwards and Atlas Copco Group have entered into a definitive merger agreement under which Atlas Copco Group will acquire all of the outstanding shares of Edwards, subject to the approval of the resolution at the EGM the Company will report third quarter results on November 1, 2013, but will not host a conference call or provide forward looking guidance.

Contacts

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Forward-Looking Statements

This document may include forward-looking statements such as statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, the Company does not have any intention or obligation to publicly update or revise any forward-looking statements after the Company distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in the Company’s SEC filings. Copies of the Company’s SEC filings are available from the SEC website, www.sec.gov.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services. These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	ADAM RAMSAY
	Title:	GENERAL COUNSEL